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                               FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                           Dated May 3, 2005

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 3, 2005
                ------------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
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                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
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                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------

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PRESS RELEASE

[CREDIT SUISSE GROUP LETTERHEAD]

                                             Media Relations

                                             Credit Suisse GROUP
                                             P.O. Box 1
                                             CH-8070 Zurich
                                             www.credit-suisse.com


                                             Telephone     +41 44 333 88 44
                                             Telefax       +41 44 333 88 77
                                             media.relations@credit-suisse.com

CREDIT SUISSE GROUP ANNOUNCES CHANGES TO THE CORPORATE GOVERNANCE STRUCTURE OF WINTERTHUR GROUP

ELECTION OF NEW BOARDS OF DIRECTORS AT WINTERTHUR

Zurich, May 3, 2005 - CREDIT SUISSE GROUP TODAY ANNOUNCED CHANGES TO THE CORPORATE GOVERNANCE STRUCTURE OF WINTERTHUR GROUP, IN LINE WITH THE REPOSITIONING OF THE INSURANCE BUSINESS WITHIN THE COMPANY. THE BOARDS OF DIRECTORS OF "WINTERTHUR" SWISS INSURANCE COMPANY AND WINTERTHUR LIFE HAVE BEEN NEWLY ELECTED AND WILL BE CHAIRED BY OSWALD J. GRUEBEL, CEO OF CREDIT SUISSE GROUP, EFFECTIVE IMMEDIATELY.

Following the announcement by Credit Suisse Group that it would reposition Winterthur as a financial investment and prepare it for a capital market flotation, the Group has now decided to adapt the corporate governance structure of Winterthur to reflect this change of parameters.

The composition of the Boards of Directors of the two Winterthur entities was previously the same as that of the Board of Directors of Credit Suisse Group. The decision to establish separate Boards of Directors will enhance supervision at Winterthur Group and will enable specific insurance issues to be monitored more closely. The management structure of Winterthur Group will remain unchanged.

The Boards of Directors, which comprise eight members, will be chaired by Oswald
J. Gruebel, CEO of Credit Suisse Group. Anton van Rossum has been appointed Vice-Chairman. A list of the members of the Boards of Directors and their Committees is attached.

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ENQUIRIES

Credit Suisse Group, Media Relations         Telephone  +41 44 333 88 44
Credit Suisse Group, Investor Relations      Telephone  +41 44 333 31 69

CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of December 31, 2004, it reported assets under management of CHF 1,220.7 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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MEMBERS OF THE BOARDS OF DIRECTORS OF "WINTERTHUR" SWISS INSURANCE COMPANY
AND WINTERTHUR LIFE

Oswald J. Gruebel, Chairman  3)
Anton van Rossum, Vice-Chairman  2) 3)
Renato Fassbind  1)
Tobias Guldimann  2)
Ulrich Koerner  1) 2)
Jean Lanier  1) 2)
Urs Rohner  3)
Peter F. Weibel  1)


1)  Member of the Audit Committee, chaired by Peter F. Weibel
2)  Member of the Risk Committee, chaired by Anton van Rossum
3)  Member of the Compensation Committee, chaired by Oswald J. Gruebel

You can find CVs of the Board Members on the following Internet site: www.winterthur.com

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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CREDIT SUISSE GROUP
                                            -----------------------
                                                   (Registrant)

Date  May 3, 2005                           By:  /s/ David Frick
    ---------------------                       ------------------------------
                                                    (Signature)*
                                                Head of Group Legal & Compliance
*Print the name and title of the signing
officer under his signature.                    /s/ Charles Naylor
                                                    Head of Group Communications